UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                                :
          In the Matter of                      :
                                                :    CERTIFICATE PURSUANT
     ENTERGY GULF STATES, INC.                  :             TO
                                                :           RULE 24
          File No. 70-8721                      :
                                                :
 (Public Utility Holding Company Act of 1935)   :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf
States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 16, 1996.

          On September 29, 1999, the Parish of West Feliciana, State of Louisiana (the "Parish") issued and sold, to Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Stephens, Inc., as underwriters, pursuant to a Bond Purchase Agreement dated September 21, 1999 (i) $62,000,000 aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Entergy Gulf States, Inc. Project) Series 1999-A, issued pursuant to the Trust Indenture (Series 1999-A), dated as of September 1, 1999 between the Parish and The Bank of New York, as trustee and (ii) $40,000,000 aggregate principal amount of its 6.60% Pollution Control Revenue Refunding Bonds (Entergy Gulf States, Inc. Project) Series 1999-B, issued pursuant to the Trust Indenture (Series 1999-B), dated as of September 1, 1999 between the Parish and The Bank of New York, as trustee .

          The proceeds of such sale are to be used to redeem (i) $62,000,000 in aggregate principal amount of the Parish's 8% Pollution Control Revenue Refunding Bonds (Gulf States Utilities Company Project) Series 1994 pursuant the Refunding Agreement (Series 1999-A), dated as of September 1, 1999 between the Parish and the Company, and (ii) $40,000,000 in aggregate principal amount of the Parish's 8% Pollution Control Revenue Refunding Bonds (Gulf States Utilities Company Project) Series 1994 pursuant to the Refunding Agreement (Series 1999-B), dated as of September 1, 1999 between the Parish and the Company.

          Attached hereto and incorporated by reference are:

          Exhibit B-3(c)   -    Execution  form of the  Refunding
                         Agreement  (Series 1999-A)  between  the
                         Company and the Parish.

          Exhibit B-3(d)   -    Execution  form of the  Refunding
                         Agreement  (Series 1999-B)  between  the
                         Company and the Parish.

          Exhibit B-11(d)    -    Execution  form  of  the  Trust
                         Indenture  (Series 1999-A)  between  the
                         Parish   and  The  Bank  of  New   York,
                         Indenture Trustee.

          Exhibit B-11(c)    -    Execution  form  of  the  Trust
                         Indenture  (Series 1999-B)  between  the
                         Parish   and  The  Bank  of  New   York,
                         Indenture Trustee.

          Exhibit F-1(d)   -   Post-effective opinion of Laurence
                         M.   Hamric,  Esq.,  Associate   General
                         Counsel  - Corporate and Securities,  of
                         Entergy Services, Inc., counsel for the Company.

          Exhibit F-2(d)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.


           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 8th day of October
1999.


                                 ENTERGY GULF STATES, INC.



                                 By:   /s/ Nathan E. Langston
                                         Nathan E. Langston
                                         Vice President and
                                      Chief Accounting Officer